EXHIBIT 32.1

                    CERTIFICATION OF CEO AND CFO PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Nova Natural Resources Corp. (the "Company") on Form 10-QSB for the period ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Wayne Doss, as Chief Executive Officer and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods shown in such report.



Date: May 14, 2008                       By:  /s/ Wayne Doss
                                             Wayne Doss, Chief Executive
                                             Officer and Chief Financial Officer

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Item 2.  Management Discussion and Analysis
-------------------------------------------

 Management's discussion of anticipated future operations contains predictions and projections which may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995, including provisions contained in
Section 21E of the Securities Exchange Act of 1934, provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following:

     Liquidity and Capital Resources

The Company had no cash at quarter end March 31, 2008. The company had an accumulated deficit of $5,811,382 compared to an accumulated deficit at March 31, 2007of $5,726,382


      Forward-looking Information

This Form 10-QSB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-QSB which is not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate", or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control.

Item 3.  Description of Business
--------------------------------

Nova Natural Resources Corporation (the "Registrant", "Company" or "Nova") was incorporated under Colorado Law on April 1, 1993 and is the surviving company in a merger, effective February 1, 1995, of the Company and Nova Natural Resources Corporation, a Delaware corporation. The merger was effected to change the Company's domicile from Delaware to Colorado and caused no change in the Company's capitalization. The Delaware Corporation was the successor to Nova Petroleum Corporation and Power Resources Corporation, which merged in 1986. Prior to that merger, Nova Petroleum Corporation and Power Resources Corporation operated since 1979 and 1972, respectively. The company is currently evaluating new business opportunities.

Item 4.  Significant changes in the Company business
----------------------------------------------------

On February 27, 2001, the Company closed a transaction pursuant to the terms of an Asset Purchase Agreement dated February 9, 2001 (the "Agreement") with TORITA DONGHAO LLC ("Torita Delaware"), a Delaware Corporation, by which Torita Delaware acquired control of the Company.

Torita Delaware manufactures, markets, and sells electronic equipment, including computer hardware, computer monitors, television sets, internet access devices for use with TV sets, digital video devices (DVD's) and related equipment. Torita Delaware's products are marketed in Southeast Asia. Its production facilities occupy 128,000 square feet in Zhuhai City in the People's Republic of China ("PRC") and include six manufacturing lines with an annual production capacity of approximately 1 million PC's, 1 million DVD devices and 200,000 TV sets. Torita Delaware owns 50% of the former cosmetics arm of Torita Group, though this business line has not played a significant role in the Company's operations. The Company wrote off its equity investment of $15,107 in the cosmetics company in the fourth quarter of the fiscal year, since it is uncertain whether this investment will be recoverable.

On 17 Jun 2004 Nova entered into an agreement to purchase the assets of two Gas Stations located in Anyang City, Henan Province, China from Great Frame International Enterprise Limited, a Hong Kong Company. The stations were

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equipped with LPG refilling equipment. The stations along with a recently acquired LPG conversion technology would allow Nova to continue the conversion of additional vehicles within the Anyang market and expand into other markets within the region. The stations had the capacity to generate in excess of two million dollars in combined fuel alternatives, but the primary focus was to convert and service LPG vehicles. This was due to higher gross margins and the positive environmental impact. Nova intended to issue 600,000 shares of common stock at an agreed price of $2.00 per share, for a total purchase price of $1,200,000. The majority owner and President/Director of Great Frame International Enterprise Limited was Wang Li; Ms Li was also a director of Nova. Upon the completion of the proposed agreement Wang Li would have become the largest shareholder of NOVA with approximately 45% of the issued and outstanding shares. This acquisition was designed to prove the LPG conversion technology was a benefit for both Nova and the Chinese market. The average cost to convert a taxi from gas to LPG was approximately $420 and the conversion cost for a bus was approximately 25% higher. It was estimated that the average taxi would drive 450KM per day with a monthly fuel saving of $73.00, creating a pay back for the driver in six months. The pay back for a bus was approximately one and a half years, but combined with the positive environmental results the local governments were eager to convert. The company expected the primary growth revenue generator would be the refilling of the LPG vehicles; the current gross margin was significantly higher than that of the non converted petrol vehicles. Given the increasing vehicles entering the Chinese market and vast number of vehicles that could benefit from the conversion the company worked for over one year to try and bring this deal to a successful close. The company engaged several outside parties in both the US and China to develop a successful structure for the transaction whereby Nova would have full rights privileges and true ownership of the assets identified in the deal. Although representatives of Nova visited the sites of these assets, the deal was complicated by a transfer of the state assets to the Hong Kong Company. This transfer could not be assured was acceptable under Chinese Law, making the deal risky on the representations made by Great Frame International and since Wang Li was a director of both companies Nova consulted with additional resources. The company evaluated several alternatives in restructuring the deal, but in meeting with Chinese Accountants and Legal Advisors, it was determined that the transaction could not be structured in a manner initially negotiated. This information was communicated in an 8K filing and press release by the current management.

On 1 July 2005 Nova rescinded the agreement entered into on June 17, 2004 to purchase the assets of two Gas Stations located in Anyang City, Henan Province, China. The agreement previously entered into with Great Frame International Enterprise Limited, a Hong Kong Company, provided that Great Frame would provide written evidence that the agreement was in compliance with Chinese Laws and procedures and that the assets described in the agreement were not encumbered in any manner. Failing to comply with this requirement the company cancelled the agreement. Additionally, Mr. Chris Tse President & CEO and Chairman of the Board, accepted the resignation of Wang Li and Yin Yanbo as directors of the company and decided to serve as sole officer and director of the company until such time as qualified replacements could be selected. This information was communicated in the form of an 8K filing by the current management.


On March 15, 2007 the shareholders of Nova Natural Resources Corp., by majority consent accepted the resignation of the sole Director and Officer of the Company Mr. Chris Tse, appointed Mr. David Putnam as the President & CEO and Chief Financial Officer of the Company, and appointed Mr. Nick Laroche as a Company Director. Mr. Putnam currently resides in Toronto, Ontario, therefore the Company executive offices are in the process of being relocated to Toronto, Ontario. This action was taken by the Shareholders of the Corporation by a vote, or concurrence of the majority of the outstanding shares. This action was approved in excess of the two third majority as required by Colorado Law and the Company Articles of Incorporation.

On March 31, 2007 the newly appointed Board of Directors approved the appointment of Mr. Putnam as the Company President & CEO and the majority consent in reference to the appointment of the new Directors, Mr. Putnam and Mr. Laroche. The New Board of Directors approved the issuance of 2,500,000 shares of rule144 restricted common stock for each of it new Directors. The Board of directors authorized the President to proceed with the acquisition of the Lotta Minutes Prepaid Calling Card transaction after reviewing the Executive Summary. The Board authorized the President to proceed with securing the rights and privileges in an asset acquisition structure whereby Nova Natural Resources would acquire 100% of said rights and privileges. The President was authorized to issue up to ten million (10,000,000) shares of Nova Natural Resources Rule 144 Restricted Common Shares and up to $500,000.00 (with the condition the funds would be paid based upon a future funding or once the company has adequate working capital) to secure rights.

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On April 15, 2007 the Board approved the Lotta Minutes Pre-Paid Calling Card transaction and authorized the President to issue ten million (10,000,000) shares of Nova Natural Resources Rule 144 Restricted Common Stock to Glen Simon for 100% of 2133185 Ontario Inc., for all rights and privileges concerning the Lotta Minutes deal as defined in the Lotta Minutes Executive Summary and documentation.

On April 30, 2007 the Board approved the consulting contracts with two outside consultants to assist the company in its new venture. The consultants, Mr. Aluwahlia and Mr. Wendlegoed will each receive 2,500,000 shares of rule 144 Restricted Common Stock at .01 for said services.

On October 1, 2007 the Company cancelled the Lotta Minutes deal for non performance of the acquisition agreement terms, ten million (10,000,000) shares were authorized to be issued in conjunction with the closing of the deal, the shares were never issued and the board of directors cancelled the authorization to issue said shares and the five million (5,000,000) shares for the consultants associated with the Lotta Minutes Deal.


Item 5.   CHANGE IN CONTROL
---------------------------


On March 16, 2003 the board of directors accepted the resignation of Mr. Edward Chan as the President and CEO and appointed my Chris Tse to the position of President and CEO.

On June 30, 2003 pursuant to majority shareholder consent and affirmed by 199,873,886 votes constituting 71.5% of the 279,551,551 shares issued and outstanding as of June 28th 2003, the majority shareholders voted and approved the appointment of Mr. Chris Tse as the Company President and Chief Executive officer and the appointment to the Board of Directors. Mr. Edward Chan was terminated as the President and Chief Executive Officer and removed from the board of directors. This action was in response to the failure of Mr. Chan to place into writing his verbal resignation as the President and from the Board of Directors. This information was communicated in an 8K filing and press release by the current management.

On March 15, 2007 the shareholders of Nova Natural Resources Corp., by majority consent accepted the resignation of the sole Director and Officer of the Company Mr. Chris Tse, appointed Mr. David Putnam as the President & CEO and Chief Financial Officer of the Company, appointed Mr. Putnam to serve as a Director of the Company, and appointed Mr. Nick Laroche as a Company Director. This action was taken by the Shareholders of the Corporation by a vote, or concurrence of the majority of the outstanding shares. This action was approved in excess of the two third majority as required by Colorado Law and the Company Articles of Incorporation.

On March 31, 2007 the newly appointed Board of Directors approved the appointment of Mr. Putnam as the Company President & CEO and the majority consent in reference to the appointment of the new Directors, Mr. Putnam and Mr. Laroche. The New Board of Directors approved the issuance of 2,500,000 shares of rule 144 restricted common stock for each of it new Directors. The Board of directors authorized the President to proceed with the acquisition of the Lotta Minutes Prepaid Calling Card transaction after reviewing the Executive Summary. The Board authorized the President to proceed with securing the rights and privileges in an asset acquisition structure whereby Nova Natural Resources would acquire 100% of said rights and privileges. The President was authorized to issue up to ten million (10,000,000) shares of Nova Natural Resources Rule 144 Restricted Common Shares and up to $500,000.00 (with the condition the funds would be paid based upon a future funding or once the company has adequate working capital) to secure rights.

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On October 1, 2007 the Company cancelled the Lotta Minutes deal for non performance of the acquisition agreement terms, ten million (10,000,000) shares were authorized to be issued in conjunction with the closing of the deal, the shares were never issued and the board of directors cancelled the authorization to issue said shares and the five million (5,000,000) shares for the consultants associated with the Lotta Minutes Deal.


 On October 1, 2007 the Board accepted the resignation of Mr. David Putnam, the President and CEO, additionally Mr. Putnam resigned from the Board of Directors. The Board accepted the appointed of Mr. Wayne A. Doss to serve as the President and CEO and Director replacing Mr. Putnam. Mr. Doss has been a consultant and business advisor for the company since 2001.


Part 2.   OTHER INFORMATION
---------------------------

Item 1.   Common Stock
----------------------

  On 13 August 2003 the shareholders of Nova Natural Resources Corp., by majority consent authorized the Board of Directors to institute a 1 for 3000 reverse stock split with no fractional shares to be issued. Nova, a Colorado Corporation required two thirds majority for such action. The majority consent was approved by two hundred two million one hundred sixth four thousand (202,164,000) votes and constituted an approval in excess of the two thirds required. The board approved the reverse and set the effective date for August 22, 2003. Further, the shareholders authorized the Board of Directors to increase the common stock authorized and issued to 50,000,000 shares following the implementation of the reverse. The majority shareholder consent also gave the Board the authorization to negotiate the terms and conditions to sale the assets back to Torita.


Currently there are 8,071,764 common shares outstanding. There are no shares of the Company's convertible preferred stock outstanding. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock issued by the Company.

 Holders of Common Stock are entitled to receive dividends as may be declared by the Company's Board of Directors out of funds legally available for that purpose, subject to the rights of the holders of the Company's Preferred Stock. But currently No Preferred Stock has been issued. Holders of the Common Stock and Preferred Stock have equal rights to all dividends declared and paid by the Company. In the event of liquidation, holders of Common Stock are entitled to share, pro rata, in any distribution of the Company's assets remaining after payment of liabilities, subject to the preferences and rights of the holders of Preferred Stock. The Company has not paid and has no current plan to pay dividends.

Item 2.   Environmental Regulations
-----------------------------------

 The Company is not currently subject to any pending administrative or judicial enforcement proceedings arising under environmental laws or regulations. Environmental laws and regulations may be adopted in the future which may have an impact upon the Company's operations.

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Item 3.   Employees
-------------------

At March 31, 2008, Nova had only one employee, its President
   & CEO, Mr. Wayne Doss

Item 4.  Capital Assets
-----------------------

 None

     OFFICE LEASE AND EQUIPMENT

None

      INVENTORIES

 None

Item 5.  Legal Proceedings
--------------------------

The Company knows of no legal proceedings contemplated or threatened against it.

Item 6.  Market for Common Equity and Related Shareholder matters
-----------------------------------------------------------------

 The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "NVNJ" at March 31, 2008 with no trading activity. The number of record holders of the Company's Common Stock as of March 31, 2008 was approximately 100.

As of March 31, 2008 1,553 option shares were outstanding under the Company's employee stock option plan.

On 13 August 2003 the shareholders of Nova Natural Resources Corp., by majority consent authorized the Board of Directors to institute a 1 for 3000 reverse stock split with no fractional shares to be issued. Nova, a Colorado Corporation required two thirds majority for such action. The majority consent was approved by two hundred two million one hundred sixth four thousand (202,164,000) votes and constituted an approval in excess of the two thirds required. The board approved the reverse and set the effective date for August 22, 2003. Further, the shareholders authorized the Board of Directors to increase the common stock authorized and issued to 50,000,000 shares following the implementation of the reverse.

The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to employ its cash flow and earnings, if any, for working capital needs.




Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                          NOVA NATURAL RESOURCES CORP.
                          ----------------------------
                                   Registrant



DATE:  May 14, 2008                    By: /S/ Wayne Doss
                                          ----------------

                                          Wayne Doss
                                          President & CEO and CFO


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